SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

April 12, 2018

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

12 April 2018

Smith & Nephew plc

Smith & Nephew announces the results of the voting by poll on the resolutions put to its Annual General Meeting held at 2pm on 12 April 2018.

Resolution	For/Discretion (Number of votes)	Percentage For/Discretion (%)	Against (Number of votes)	Percentage Against (%)	Total votes validly cast	Percentage of relevant shares in issue (%)	Withheld (Number of votes)
Ordinary resolutions

1. To receive the audited accounts	593,854,649	100.00%	29,230	0.00%	593,883,879	67.88%	3,779,105

2. To approve the Directors' Remuneration Report (excluding Policy)	581,091,881	97.29%	16,160,313	2.71%	597,252,194	68.27%	407,092

3. To declare a final dividend	597,457,521	100.00%	10,624	0.00%	597,468,145	68.29%	194,039

4. To re-elect Graham Baker	591,692,790	99.05%	5,663,180	0.95%	597,355,970	68.28%	305,264

5. To re-elect Vinita Bali	566,117,171	96.47%	20,685,124	3.53%	586,802,295	67.07%	10,858,938

6. To re-elect Ian Barlow	578,006,724	96.76%	19,339,149	3.24%	597,345,873	68.28%	315,361

7. To re-elect Olivier Bohuon	588,101,537	98.45%	9,249,083	1.55%	597,350,620	68.28%	310,923

8. To re-elect The Rt. Hon Baroness Virginia Bottomley of Nettlestone DL	585,172,316	97.97%	12,149,626	2.03%	597,321,942	68.28%	339,601

9. To re-elect Erik Engstrom	595,217,566	99.64%	2,120,558	0.36%	597,338,124	68.28%	323,419

10. To elect Roland Diggelmann	592,456,802	99.18%	4,885,396	0.82%	597,342,198	68.28%	319,344

11. To re-elect Robin Freestone	593,294,462	99.32%	4,044,071	0.68%	597,338,533	68.28%	323,010

12. To re-elect Michael Friedman	588,885,749	98.59%	8,449,278	1.41%	597,335,027	68.28%	326,516

13. To elect Marc Owen	595,913,562	99.76%	1,421,918	0.24%	597,335,480	68.28%	326,063

14. To elect Angie Risley	593,684,388	99.40%	3,611,907	0.60%	597,296,295	68.27%	365,248

15. To re-elect Roberto Quarta	570,254,470	95.54%	26,648,066	4.46%	596,902,536	68.23%	759,006

16. To re-appoint the Auditor	596,579,310	99.86%	858,546	0.14%	597,437,856	68.29%	223,687

17. To authorise the Directors to determine the remuneration of the Auditor	597,316,686	99.98%	134,183	0.02%	597,450,869	68.29%	212,115

18. To renew the Directors' authority to allot shares	583,072,801	97.60%	14,318,871	2.40%	597,391,672	68.28%	267,306

Special resolutions

19. To renew the Directors' authority for the disapplication of the pre-emption rights	587,465,711	98.35%	9,844,630	1.65%	597,310,341	68.28%	348,946

20. To renew the Directors' limited authority to make market purchases of the Company's own shares	592,142,139	99.13%	5,206,384	0.87%	597,348,523	68.28%	310,763

21. To authorise general meetings to be held on 14 clear days' notice	541,557,932	90.66%	55,815,536	9.34%	597,373,468	68.28%	289,516

The number of Ordinary Shares in issue on 10 April 2018 at 6pm (excluding shares held in Treasury) was 874,852,339. Shareholders are entitled to one vote per share.  A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes validly cast.

A copy of the Resolutions passed as Special Business at the Annual General Meeting is being submitted to the UK Listing Authority and will shortly be available for inspection at the National Storage Mechanism document viewing facility at: http://www.morningstar.co.uk/uk/nsm

Joseph Papa did not stand for re-election as a Director and stepped down from the Board with effect from the conclusion of the AGM.

In accordance with section 430(2B) of the Companies Act 2006, Smith & Nephew confirms that Joseph Papa will receive payment of fees for service whilst a Director but no other remuneration payment or payment for loss of office will be made in connection with his departure.

Susan Swabey
Company Secretary
Smith & Nephew plc

Tel:  +44 (0)1923 477317

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: April 12, 2018

By: /s/ Susan Swabey
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                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary